EXHIBIT 99.1

Lombard Medical Announces First Ever Altura® Endovascular Stent Graft Live Clinical Case Presentation at the 12th Annual Leipzig Interventional Course (LINC)

Scientific Presentations on Aorfix™ and New Altura Stent Graft Systems Also Scheduled

IRVINE, Calif., Jan. 21, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that its new Altura® Endograft System for AAA repair will be featured in a live clinical case presentation for the first time at the 12th annual Leipzig Interventional Course (LINC) being held at the Trade Fair Leipzig, in Leipzig, Germany, January 26-29, 2016.

In addition, both of its endovascular stent grafts, Aorfix™ and Altura, will be featured in scientific presentations.  The Altura Endograft System has CE Mark approval and is specifically designed to simplify treatment in patients with standard AAA anatomy.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.

Lombard Medical is hosting an Innovations in EVAR symposium in the Main Arena on Wednesday, January 27, 2016, from 9:30 to 11:00 a.m. featuring a live clinical case transmission using the new Altura Endograft System by Andrej Schmidt, MD, from Leipzig University Hospital.

“LINC 2016 is a great platform to showcase the Altura Endograft’s revolutionary approach to EVAR with its simplified delivery and precise placement features in a live clinical case presentation,” said CEO Simon Hubbert. “Altura is a highly differentiated repositionable stent system which requires no contralateral limb cannulation delivered in a 14F ultra low profile delivery catheter.  A broad range of patients can be treated with only six product codes, which simplifies case planning and inventory management.”

The Altura Endograft System will be featured in the following scientific presentations at LINC on January 27, 2016:

Main Arena 2

9:30 a.m.          An Introduction to Altura: A new innovative ultra-low profile aortic stent graft
                       Speaker: Dierk Scheinert, MD, University of Leipzig

10:05 a.m.         Early experience and clinical data with the Altura AAA stent graft. Announcing the new Altura registry ‘Altitude’
                        Speaker: Albrecht Krämer, MD, Pontificia Universidad Catolica de Chile

The Aorfix Endovascular Stent Graft will be featured in the following scientific presentations at LINC on January 27, 2016:

Main Arena 2

10:15 a.m.         Aorfix treats the simplest to the most complex anatomies with the advanced IntelliFlex™ LP delivery system
                        Speaker: Andrew Holden, MD, Auckland City Hospital

10:50 a.m.         Aorfix PYTHAGORAS US trial three year outcomes
                        Speaker: Mahmoud Malas, MD, Johns Hopkins Bayview Medical Centre

About Altura Endograft System
The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy.  Delivered via an ultra-low profile 14F catheter, it allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck.  It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable and shorter procedure times. With just 6 product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015. Lombard Medical plans to launch the device in Europe in January 2016 with a broader international roll out later the same year. In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the FDA in 2016 with the intent to begin recruitment for a U.S. clinical study later in 2016.

About Aorfix™ Endovascular Stent Graft
Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs).  When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends.  Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide.  Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.7 billion per year abdominal aortic aneurysm repair market.  The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease.  Aorfix has been used to treat more than 4,000 patients worldwide.  Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only ‘on-label’ endovascular treatment option for patients with this complex AAA anatomy.  All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764